UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of  June, 2004

Commission File Number  000-29546

                              Adastra Minerals Inc.
        ---------------------------------------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        ---------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                 Adastra Acquires Ownership of Kolwezi Tailings

Trading: TSE:AMZ and AIM:AAA

LONDON, U.K. (June 15, 2004) -- Adastra Minerals Inc. ("Adastra" or "the Company") announces that it has secured unequivocal title for the Kolwezi Tailings Deposits ("Kolwezi") in the Democratic Republic of Congo ("DRC") with receipt by Adastra's 82.5% owned subsidiary Kingamyambo Musonoi Tailings SARL ("KMT") of the relevant Tailings Exploitation Permit ("TEP"). Following the receipt of this permit from the Ministry of Mines, Adastra's wholly owned subsidiary Congo Mineral Developments Limited ("CMD") has, on behalf of KMT, made the first payment of US$5 million to La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company. Under the terms of the Contract of Association signed on March 23, 2004 by CMD, the Government of the DRC and Gecamines, a further payment of US$10 million will be made to Gecamines by CMD on behalf of KMT once the project is fully funded and a go-ahead decision made.

Tim Read, CEO of Adastra, comments, "The receipt of the TEP is the most important milestone in Adastra's development, giving it an undisputed majority ownership (82.5%) of the Kolwezi tailings project. Kolwezi is a world-class asset which will transform Adastra into a major mining company. For the past six years, management's efforts have been primarily focussed on achieving this objective. We now have the exciting challenge of bringing this world class asset to full value.

"An intensive programme of evaluation and funding is already underway to enable the Company to make the go-ahead decision on the project next year. Work has started on the Environmental and Social Impact Assessment; we will begin the final phase of the definitive feasibility study next month; and we have commenced discussions with potential off-takers of cobalt and with investment and lending institutions.

"Our investment of US$5 million is a clear statement of Adastra's continuing strong commitment to the DRC and its confidence in both the Transitional Government, headed by President Joseph Kabila, and the progress that is being made towards good governance and democracy. Projects such as Kolwezi, which secure foreign investment into the DRC, are crucial to the future progress of the country as their successful development serves to enhance stability and confidence in the region as a whole and helps to create the right framework to rebuild the economy of the DRC.

"We have made this payment after carefully reviewing the recent incidents in both Kinshasa and Bukavu. Although they are reminders that the road to representational forms of government is rarely smooth, we believe that the political viability of the DRC should not be judged by the occurrence of such disruptions.

"It is our firm conviction that those seeking to aid a strong, free DRC cannot sit idly and await ideal conditions but must engage the DRC and help foster those very conditions which will enable economic and political freedoms to take root and flourish. Adastra has always believed that political progress cannot precede economic progress but rather that they must advance together."

                                                          [COMPANY LOGO OMITTED]

About the Kolwezi Project

Adastra's Kolwezi project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AAA". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

~ Ends ~

Contact us:

London
Bernard Pryor                              Justine Howarth / Cathy Malins
Chief Operating Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com


North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
   +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com


This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the potential future operation of the Kolwezi project in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                         ONTARIO


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

      Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1.  Reporting Issuer

                  Adastra Minerals Inc. (formerly, America Mineral Fields Inc.) Suite 950 - 1055 West Georgia Street
                  Vancouver, BC  V6E 3P3

Item 2.  Date of Material Change

                  June 15, 2004 (being the date of the news release).

Item 3.  Press Release

                  The Press Release dated June 15, 2004 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure), Canada Stockwatch, and Market News.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  Adastra Minerals Inc. announced that it has secured unequivocal title for the Kolwezi Tailings Deposits in the Democratic Republic of Congo with receipt by its 82.5% owned subsidiary Kingamyambo Musonoi Tailings SARL of the relevant Tailings Exploitation Permit.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Senior Officers

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Tim Read
                  President
                  Tel: 44 207 355 3552

Item 9.  Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, BC, this 15th day of June, 2004.

                                                     AMERICA MINERAL FIELDS INC.

                                                     Per:

                                                     "Paul C. MacNeill"
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director

                                  SCHEDULE "A"

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                 Adastra Acquires Ownership of Kolwezi Tailings

Trading: TSE:AMZ and AIM:AAA

LONDON, U.K. (June 15, 2004) -- Adastra Minerals Inc. ("Adastra" or "the Company") announces that it has secured unequivocal title for the Kolwezi Tailings Deposits ("Kolwezi") in the Democratic Republic of Congo ("DRC") with receipt by Adastra's 82.5% owned subsidiary Kingamyambo Musonoi Tailings SARL ("KMT") of the relevant Tailings Exploitation Permit ("TEP"). Following the receipt of this permit from the Ministry of Mines, Adastra's wholly owned subsidiary Congo Mineral Developments Limited ("CMD") has, on behalf of KMT, made the first payment of US$5 million to La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company. Under the terms of the Contract of Association signed on March 23, 2004 by CMD, the Government of the DRC and Gecamines, a further payment of US$10 million will be made to Gecamines by CMD on behalf of KMT once the project is fully funded and a go-ahead decision made.

Tim Read, CEO of Adastra, comments, "The receipt of the TEP is the most important milestone in Adastra's development, giving it an undisputed majority ownership (82.5%) of the Kolwezi tailings project. Kolwezi is a world-class asset which will transform Adastra into a major mining company. For the past six years, management's efforts have been primarily focussed on achieving this objective. We now have the exciting challenge of bringing this world class asset to full value.

"An intensive programme of evaluation and funding is already underway to enable the Company to make the go-ahead decision on the project next year. Work has started on the Environmental and Social Impact Assessment; we will begin the final phase of the definitive feasibility study next month; and we have commenced discussions with potential off-takers of cobalt and with investment and lending institutions.

"Our investment of US$5 million is a clear statement of Adastra's continuing strong commitment to the DRC and its confidence in both the Transitional Government, headed by President Joseph Kabila, and the progress that is being made towards good governance and democracy. Projects such as Kolwezi, which secure foreign investment into the DRC, are crucial to the future progress of the country as their successful development serves to enhance stability and confidence in the region as a whole and helps to create the right framework to rebuild the economy of the DRC.

"We have made this payment after carefully reviewing the recent incidents in both Kinshasa and Bukavu. Although they are reminders that the road to representational forms of government is rarely smooth, we believe that the political viability of the DRC should not be judged by the occurrence of such disruptions.

"It is our firm conviction that those seeking to aid a strong, free DRC cannot sit idly and await ideal conditions but must engage the DRC and help foster those very conditions which will enable economic and political freedoms to take root and flourish. Adastra has always believed that political progress cannot precede economic progress but rather that they must advance together."

                                                          [COMPANY LOGO OMITTED]

About the Kolwezi Project

Adastra's Kolwezi project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AAA". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

~ Ends ~

Contact us:

London
Bernard Pryor                              Justine Howarth / Cathy Malins
Chief Operating Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com


North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
   +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com


This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the potential future operation of the Kolwezi project in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Adastra Minerals Inc.
                                                      (Registrant)


Date   June 15, 2004                             By:  "Paul C. MacNeill"
       --------------                                 --------------------------
                                                      Paul C. MacNeill, Director